Filed Pursuant to Rule 433

Registration Statement File Nos. 333-167638,

333-167638-01 and 333-167638-02

Covidien International Finance S.A.

Pricing Term Sheet

May 22, 2012

U.S. $600,000,000 1.350% Senior Notes due 2015

U.S. $650,000,000 3.200% Senior Notes due 2022

Issuer:	Covidien International Finance S.A.

Guarantors:	Covidien public limited company Covidien Ltd.

Securities to be purchased:	1.350% Senior Notes due 2015 (the “2015 Notes”) 3.200% Senior Notes due 2022 (the “2022 Notes”)

Aggregate Principal Amount Offered:	$600,000,000 in 2015 Notes $650,000,000 in 2022 Notes

Maturity Date:	May 29, 2015 for the 2015 Notes June 15, 2022 for the 2022 Notes

Price to Public (Issue Price):	99.968% for the 2015 Notes 99.692% for the 2022 Notes

Ratings*:	Baa1 (Stable) by Moody’s Investors Service, Inc. A (Stable) by Standard & Poor’s Rating Service

Benchmark:	UST 0.250% due May 15, 2015 for the 2015 Notes UST 1.750% due May 15, 2022 for the 2022 Notes

Benchmark Treasury Price and Yield:	99-16¾ ; 0.411% for the 2015 Notes 99-21+; 1.786% for the 2022 Notes

Yield to Maturity:	1.361% for the 2015 Notes 3.236% for the 2022 Notes

Spread to Benchmark:	+95 basis points for the 2015 Notes +145 basis points for the 2022 Notes

Coupon (Interest Rate):	1.350% per annum for the 2015 Notes 3.200% per annum for the 2022 Notes

Interest Payment Dates:	For the 2015 Notes, semi-annually on each May 29 and November 29, commencing on November 29, 2012 For the 2022 Notes, semi-annually on each June 15 and December 15, commencing on December 15, 2012

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Make-whole call:	Make-whole call at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value at the treasury rate plus 15 basis points in the case of the 2015 Notes, and 25 basis points in the case of the 2022 Notes, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Par call:	The Issuer may redeem the 2022 Notes, in whole or in part, at any time on and after March 15, 2022 (three months prior to their maturity), in each case, at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event (as defined in the Prospectus Supplement relating to the offering to which this communication relates), the Issuer will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but excluding, the repurchase date.

Trade Date:	May 22, 2012

Settlement Date (T+5):

May 30, 2012

The Issuer expects to deliver the notes against payment for the notes on or about the date specified in the last paragraph of the cover page of the prospectus supplement for the offering to which this communication relates, which will be the fifth business day following the date of the pricing of the notes, or “T+5.” Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of such trade to prevent a failed settlement and should consult their own advisor.

Joint Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-managers:	CastleOak Securities, L.P. Mizuho Securities USA Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

CUSIP:	22303Q AM2 for the 2015 Notes 22303Q AN0 for the 2022 Notes

ISIN:	US22303QAM24 for the 2015 Notes US22303QAN07 for the 2022 Notes

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELATED PRELIMINARY PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE PROSPECTUS RELATING TO THIS OFFERING MAY BE OBTAINED BY CALLING BNP PARIBAS SECURITIES CORP. TOLL FREE AT 1-800-854-5674, CITIGROUP GLOBAL MARKETS INC. TOLL FREE AT 1-877-858-5407 OR DEUTSCHE BANK SECURITIES INC. TOLL FREE AT 1-800-503-4611.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.